UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018.

Commission File Number: 001-38146

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 5, 2018, AGM Group Holdings Inc. (the “Company”) and its Chairman, Zhentao Jiang (“Jiang”), entered into an equity acquisition agreement (the “Agreement”) pursuant to which the Company agreed to sell to Jiang a 90% equity interest in its wholly-owned subsidiary, AGM Group Ltd. (“AGM Belize”), for US$450,000 (the “Transaction”). The Transaction is expected to be completed upon delivery of payments by Jiang, completion of due diligence and approval by the relevant regulatory agencies, including The Nasdaq Stock Market LLC (“Nasdaq”). The Transaction is a related party transaction and is subject to a review by our board of directors and, in particular, the Audit Committee. The Company also plans to inform its shareholders with the details of the transaction through an information statement, which is expected to contain an opinion by an investment bank attesting to the fairness of the Transaction. In anticipation of the Transaction, the Company ceased its forex trading brokerage services and suspended activities on its social trading network platform (www.agmtrade.com) (“AGMTrade”) as of September 5, 2018.

The foregoing description of the Agreement, is qualified in its entirety by reference to the provisions of the Agreement filed as Exhibit 10.1 to this report, which are incorporated by reference herein.

Prior to September 5, 2018, AGM Belize engaged in the forex trading brokerage service with a license provided by the International Financial Services Commission of Belize (“IFSC”) under the license number IFSC/60/448/FX/17 (the “IFSC License”). It also provided its users with trading in spot precious metals and spot oil as these commodities are conventionally categorized as spot forex. The Company also operated a social trading network platform under AGMTrade, on which users were able to participate in various trading programs through brokerage services offered by AGM Belize.

Aggregate revenue generated from AGM Belize’s services accounted for approximately 1% and 11% of the Company’s total revenue in fiscal years ended December 31, 2017 and 2016, respectively. AGM Belize held approximately $16.3 million in assets (including approximately $12.5 million categorized as transaction monetary assets held for clients) and $12.7 million in liabilities (including approximately $12.5 million categorized as deposits payable, which offset the total transaction monetary assets held for clients) as of December 31, 2017. AGM Belize’s assets and liabilities consisted of approximately 63% and 76% of the Company’s total assets and liabilities, respectively, with customers deposits consisting of the majority of such.

Recently, the central government of the People’s Republic of China initiated a certain policy change that would no longer support our forex-trading related business. In addition, the access to certain accounts holding the deposits payable have been restricted by local regulators due to this policy change. In order to ensure compliance with PRC laws, regulations and policies, the Company voluntarily ceased its forex trading brokerage business and suspended activities on AGMTrade as they would fall within the scope of the government initiative.

The Company has been closely monitoring the development of the matter. The Company has been actively working with representatives of the Beijing government to resolve all issues arising from the ceased operation and those relating to the transaction monetary assets held for its customers. The Company plans to disclose relevant information in a timely manner once available. The Company is currently liable for any customers deposits payable, as there can be no assurance that the Company will be given access to those accounts in the near future. Such financial obligation may have a material adverse effect on our results of operations and future development of our business. Upon consummation of the Transaction, the Company shall maintain a10% equity interest in AGM Belize, which would continue to hold the IFSC License.

As a result, the Company no longer engages in and does not expect to generate any revenue from the forex trading brokerage business, including AGMTrade. The Company believes the new policy will not have a material effect on its two other core businesses and therefore continues to engage in those operations: (i) online trading platform application and computer program technical support and solution service (“Online Trading and Computer Support Service”); and (ii) program trading application technology and management service. The Company also has been actively exploring new business lines and revenue streams through its investment in new business initiatives and potential merger and acquisition opportunities. The Company expects to complete the research and development phase of its latest commodity trading system product by October 2018, which can be offered to small and medium sized financial institutions in China with solutions that could enhance the efficiency of their trading systems. The Company plans to expand its existing Online Trading and Computer Support Service by offering a new back-office management system for private equity firms and family offices. Lastly, the Company plans to provide online financial education services targeting college students and new graduates.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Equity Acquisition Agreement dated September 5, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2018	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name: Title:	Wenjie Tang Chief Executive Officer and Director

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